Exhibit 99.12

Disclosure of Transactions in Own Shares

Paris, November 29, 2021 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 28, 2021 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from November 22 to November 26, 2021:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
22.11.2021	642,409	42.2367	27,133,228	XPAR
22.11.2021	173,777	42.2626	7,344,273	CEUX
22.11.2021	44,799	42.2615	1,893,274	TQEX
22.11.2021	62,217	42.2588	2,629,215	AQEU
23.11.2021	623,842	42.7486	26,668,395	XPAR
23.11.2021	150,000	42.7451	6,411,761	CEUX
23.11.2021	14,968	42.8897	641,973	TQEX
23.11.2021	30,000	42.5947	1,277,842	AQEU
24.11.2021	625,226	43.2079	27,014,727	XPAR
24.11.2021	194,530	43.2158	8,406,762	CEUX
24.11.2021	20,000	43.2224	864,448	TQEX
24.11.2021	42,850	43.2017	1,851,194	AQEU
25.11.2021	573,181	42.9607	24,624,282	XPAR
25.11.2021	161,458	42.9636	6,936,820	CEUX
25.11.2021	39,681	42.9559	1,704,533	TQEX
25.11.2021	115,578	42.9855	4,968,181	AQEU
26.11.2021	992,721	40.7734	40,476,606	XPAR
26.11.2021	240,448	40.8024	9,810,845	CEUX
26.11.2021	28,565	40.8150	1,165,880	TQEX
26.11.2021	86,900	40.8116	3,546,528	AQEU
Total	4,863,150	42.2300	205,370,767

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +44 (0)207 719 7962 l ir@totalenergies.com